Texaplex Properties, LLC
276 Washington Street #305,
Boston, MA 02108

Regulation A Offering
Filed on August 24, 2011
File No. 024-10302



Received SEC
NOV 14 2011
Washington, DC 20549

November 10, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Response to Comments Issued on September 21, 2011

Dear Division of Corporation Finance,

Pursuant to the comments issued by your office on September 21, 2011, the Company has amended its Offering Circular to address the comments by certain revision and clarifications. Seven copies of the amended Offering Circular are accompanying this letter.

Pursuant to the letter from your office dated November 2, 2011 requesting clarifications, the following is an itemized list of revisions and responses addressing each of the Division's prior comments.

General

1. We note that you have used Model A of Part II of Form 1-A to present your offering circular information. However, Model A is only available to corporate issuers. See Part II, Paragraphs A, of Form 1-A. Please revise your offering statement accordingly. Given the substantial revisions in your document we may have further additional comments.

Company's response:
Per the above comment and in accordance with instructions of Form 1-A, the Offering Circular was converted into Model B of Form 1-A because the issuer is a Limited Liability Company (LLC). All relevant information was transferred to the Model B format. However, the sequence of certain parts of disclosure has changed due to the conversion.

2. It is unclear how you considered Industry Guide 5 in drafting your disclosure. In this regard, we are unable to locate disclosure responsive to, among others, Item 6., Item 14., and Item 19.. Please consider Securities Act Forms Compliance and Disclosure Interpretation No. 128.06 for additional helpful guidance. Please advise us how and where you considered the requirements of the Industry Guide or, if you consider the Guide inapplicable to your offering, how you reached that conclusion. We may have further comment.

1

Company's response:
The Guide 5 is titled "Preparation of Registration Statements Relating to Interests in Real Estate Limited Partnerships". The Company hereby notes that it is not a Limited Partnership and the prospective investors would not become partners in the Company. The Company is offering debt securities that do not provide for any ownership interest in the Company. The notes will carry a fixed interest rate and there will be no pass-through of profits, losses or depreciation to the investors. However, the Company reviewed Industry Guide 5 and, where applicable, used the instructions in its offering. However, certain items of the Guide 5, specifically those pertaining to General Partner / Limited Partner responsibilities and relationships (including Items 6, 14 and 19) are deemed not applicable to the Company.

3. It appears that the tax consequences that investors can reasonably expect from an investment in Texaplex Properties, LLC are material to your offering. Please add disclosure to the offering circular describing all material federal tax consequences, and file a supporting tax opinion as an exhibit. Please revise your disclosure to provide an opinion covering each material tax consequence applicable from an investment in you. Also, please include the consent of the opinion provider as an exhibit.

Company's response:
The tax consequences that investors can reasonably expect from this investment would be the additional taxable income that would affect their personal taxes. As debt holders, the investors would not participate in pass-through of profits and losses and depreciation, therefore their expected tax consequences would be as with any financial instrument with fixed interest rate.

The Company hereby notes, that while Model A of Form 1-A is addressing the issue of federal tax consequences and asks for the tax opinion for issuers that are S Corporations (which the Company is not), Model B does not request to address this topic. However, the Company did include certain tax consequences for potential investors review into the Offering Circular (see subsection *Personal Tax Consequences*, pg. 31; also, see pg. 6, *Risk Factors*, items 24-26).

The Company did seek an accounting firm that would issue a tax opinion on the securities offered. Among all contacted accounting firms, none agreed to complete such a task due to the "insignificance" of the order. All identified accounting firms were not interested in taking on such, in their opinion, small and isolated task.

Part I – Notification
Item 1. Significant Parties, page 2

4. Please revise to identify the ultimate beneficial owner of AFA Investments, LLC and provide the required information.

Company's response:
Revisions are made to the Notification (Item I(d),(e)).

5. We note your response to Item 1 (f). It appears to us that the company has additional promoters. See Rule 405 of the Securities Act of 1933 for the definition of promoter. Revise as appropriate.

Company's response:
Revisions are made to Item I(f).

6. Please revise to provide full responses to Items 1(d), 1(e), 1(f), 1(g) and 1(h).

Company's response:
Items 1(d), 1(e), 1(f), 1(g) and 1(h) were revised and amended.

Item 4. Jurisdictions in which Securities Are to be Offered, page 3

7. We note your statement that "the securities are offered in the Commonwealth of Massachusetts directly to investors." Please revise your disclosure to note whether the securities have been or will be offered in the Commonwealth of Massachusetts. We may have further comment.

Company's response:
The referred statement in Item 4(b) is revised and amended.

8. We note that you intend to offer securities in the Commonwealth of Massachusetts "directly to investors." Please revise to clarify the methods by which the securities are going to be offered and describe how buyers will be solicited.

Company's response:
Item 4(b) is revised and amended.

9. With a view to disclosure, advise us the role Mr. Addivinola will play in this proposed offering. Please tell us if AFA Investments, LLC or Mr. Addivinola, Jr. is a registered broker-dealer or will rely on an exemption for participation in the offering. To the extent that either intends to rely on an exemption, please specify the facts relied upon to make the exemption available.

Company's response:
The role of Mr. Addivinola is clarified in the first paragraph of subsection *Direct Offering by the Company* (pg. 7). In the second paragraph, the Company clarifies the applicability of the broker-dealer status. Note: before deciding to eliminate Capitalization Fee to AFA Investments, LLC, the Company was relying on the exemption for the issuer's associated persons (Rule 3a4-1).

10. Clarify whether the officers and directors will be offering the securities.

Company's response:
See statement "...the Company's Officers [Mr. Addivinola & Ms. Chuvilina] will conduct the marketing and selling of the securities" in subsection *Direct Offering by the Company* (pg. 7).

11. Revise the disclosure to note, if true, that the securities have been or will be registered in the noted jurisdictions.

Company's response:
See statement "The Offering will be registered in the Commonwealth of Massachusetts" in Item 4(b) and in subsection *Jurisdiction & Solicitation* (pg. 8).

Item 5. Unregistered Securities Issued or Sold Within One Year, page 3

12. We note that the company was organized on August 10, 2011. Revise to disclose all the issuances of securities of Texaplex Properties, LLC. Please revise.

Company's response:
Responses to Item 5 are revised and amended.

Part II – Offering Circular

13. Please revise to delete the information presented on page 5 regarding the financial statements and the general instruction.

Company's response:
All general instructions for the filers have been removed from the Model B disclosure.

14. Please revise to delete the instructions from your offering statement. See General Instruction to Offering Circular Model A.

Company's response:
All general instructions for the filers have been removed from the Model B disclosure.

Cover Page, page 6

15. Please revise to disclosure the termination date of the offering and clarify that purchasers will be given a prompt refund in the event the minimum amount of proceeds is not raised by the termination date, in accordance with Exchange Act Rule 10b-9. In this regard, we note you disclosure in response to Question 26(b) that escrow proceeds will be returned with interest if minimum proceeds of $1,000,000 are not raised within nine months of qualification.

Company's response:
The termination date is clarified on the cover page (pg. 1), in subsection *Commencement & Termination* (pg. 8) and in subsection *Escrow* (pg. 30). Additional clarifications regarding the return of funds if the minimum investment is not reached prior to termination are disclosed on the cover page (pg. 1), in subsection *Minimum Offering* (pg. 9) and in subsection *Escrow* (pg. 30).

16. Please revise to highlight the cross reference to the risk factor section.

Company's response:
Cross reference to the *Risk Factors* section is highlighted on the Cover page.

17. Please revise to indicate that there is no public market for the securities and that you do not anticipate a public market developing.

Company's response:
Statement added to the Cover page (pg. 1).

18. Indicate that there are transfer restrictions on the debt securities and that investors who want to transfer their securities are required to obtain the consent of the company prior to any transfer.

Company's response:
Statement added to Cover page (pg. 1).

Table of Contents, page 7

19. It is unclear why the stated number of pages of the Offering Circular, 97, corresponds to the Offering Circular plus the Notification. Please revise.

Company's response:
Page numbering is revised and numbering is removed from the Notification.

Risk Factors, page 8

20. Please revise this section to address all material risks to the company and describe them in reasonable detail. For each risk described, please highlight the material risk to potential investors in each subheading. For instance, your enumerated first risk factor, "[t]he company is in the developmental stage and has not engaged in any operations to date" should be highlighted and standard typeface language should be used to describe the material risk. Please describe the various risk factors in greater detail. In this regard, we note, non-exclusively, enumerated risk factor 10, "[t]he [c]ompany depends on funds from this [o]ffering to proceed beyond the development stage" but you do not describe the risk. Your risk factors should include both the subheading and a reasonably detailed description of the material risk to investors.

Company's response:
The Risk Factors section is revised and substantially amended accordingly to the above comment.

21. Please revise your risk factor discussion to provide specific information regarding the noted risks to put the information in context. For example, please indicate in risk factor 2 the date that the company was formed and the amount of resources available to the company.

Company's response:
Risk factors 1 and 10 now contain the information requested by above comment.

22. Please revise to clarify whether your first paragraph under Question 2 is a risk factor. If it is, please number it accordingly.

Company's response:
The paragraph is a general warning that is derived from the enumerated risk factors and is now in capital letters.

23. We note the third and fourth paragraphs under Question 2 beginning, "This Circular does not purport to be all-inclusive. . ." Please relocate to an appropriate place later in your Offering Circular.

Company's response:
The referred statement is moved to pg. 32.

24. Please reconcile your disclosure regarding the company's operating history. For instance, your first risk factor states that the company "has not engaged in any operations to date" and your second risk factor notes that the company "has no significant operating history." Please revise here and where appropriate.

Company's response:
The disclosure is revised and reconciled to be consistent throughout.

25. Please revise your section, "Conflicts of Interest" to address the current conflicts of interest in greater detail. Among other details and to the extent known now, state what those conflicts of interest are, list the other business responsibilities the company's manager, officers and directors have, and name the other entities for whom management may raise investment funds.

Company's response:
The part "Conflicts of Interest" of Risk factors is revised and amended according to the above comment.

Business and Properties, page 12

26. Please revise your response to Question 3(a) to disclose where you intend to focus your operations, including the location of the properties that have been identified. In this regard, we note in several places that you intend to acquire multifamily rental properties in Dallas or Houston but it is unclear whether you intend to operate in only one of those markets exclusively or both.

Company's response:
The fifth paragraph of subsection *Company's Markets and Market Trends* (pg. 13) addresses the above comment. Also, first sentence of subsection *Summary Information* (pg. 2).

27. Please revise to clarify the status of any commercial real estate loan applications.

Company's response:
The first paragraph of subsection *Company's Current Activities* (pg. 12) addresses the above comment.

28. We note your statement that if the company raises $5 million it will purchase 465 rental units. Clarify the basis for this statement and how the company determined the approximate purchase price of $37,500 per unit.

Company's response:
Subsection *Number of Apartments to Be Purchased* (pg. 12) contains the clarifications for the above comment.

29. Clarify your statement that the operating expenses of the company can be increased or decreased proportionally to the total number of rental units.

Company's response:
Paragraph two of subsection *Number of Apartments to Be Purchased* (pg. 12), contains the revised statement "...the operating expenses of the Company can be increased or decreased proportionally to the total number of rental units because the majority of operating expenses (e.g. property insurance, real estate taxes, utilities, labor, monthly mortgage payments) is directly proportional to the property size and number of rental apartments."

30. Revise your response to Question 3(b) to disclose the current state of negotiations for any properties.

Company's response:
Subsection *Current Status* (pg. 24) clarifies the current status of negotiations.

31. Please provide a basis for your statement that the "company will purchase residential multifamily rental properties that at the time of the purchase will have high occupancies and potentially produces cash flows necessary to support all of the operating expenses".

Company's response:
Company has added additional elaboration to the above statement: "The Company will be conducting thorough due diligence (i.e. physical, structural, environmental, zoning and legal inspections) and financial audits of identified properties to verify the properties' reported income and expenses" (see 1st paragraph of subsection *Objectives and Activities*, pgs. 12-13).

Additionally, the Company added a disclosure to the minimum occupancy rate for the properties to be purchased – 85% , see 1st paragraph of subsection *Investment Objectives* (pg. 22) and *Property Characteristics* (pg. 25).

32. Please revise to clarify your disclosure relating to property management, rental and maintenance. Your response to Question 3(a) indicates that you will oversee these functions while your response to Question 3(b) indicates these functions 'will be performed by professional individuals and industry-specific contractors engaged by the [c]ompany on both a permanent and contractual basis" but that you will supervise such activities. Finally, your response to Question 3(c) notes that you will "manage" rental properties and your diagram on page 16 indicates that these functions will remain inhouse, as does your disclosure on page 23. Please revise your disclosure as appropriate.

Company's response:
The Company's role was clarified in several disclosure statements throughout the Circular and inconsistencies were removed. See: *Activities Following Capitalization* (pg. 12), *Objectives and Activities* (pgs. 12-13) – last paragraph specifically. Further, the discussion on pgs. 15-20 clarifies the structure and responsibilities of Officers and in-house staff (with additional clarification at the end of the paragraph following the duties of Maintenance Manager on pg. 19) followed by a disclosure in subsection *Significant Employees* (pg. 26).

33. Please revise the two paragraphs beginning, "[t]he company's analysis and market research indicate that multifamily. . ." to accurately reflect the data in the tables set forth in Exhibit G. For instance, it is unclear how Figure 2 provides a basis for your statement that Texas holds the top ranking position in current and projected population growth through 2030. In addition, Figure 3 sets forth job growth data for the ten largest states so it is unclear how you are able to represent that Texas "is the state with the highest recorded employment growth for the past decade." Please revise you response to Question 3(c) accordingly.

Company's response:
The above discussion is now located in subsection Company's Markets and Market Trends (pg. 13). The statements were revised and amended to correctly reflect the data presented in Exhibits.

34. We note your references to market research on page 14 in response to Question 3(c). Revise to provide a citation to these statements and disclose the "criteria" that residents use in selecting a particular rental complex to reside in.

Company's response:
The above discussion is now located in the second paragraph of subsection *Competitive Strategies* (pgs. 14-15). The words "market research" was replaced with more appropriate "analysis of online renters' resources".

35. Revise to name your principal competitors in each location and provide the information required by Question 3(c) about each. In addition, we note your discussion of operating revenue allocation to property maintenance and management on page 14. Please revise to discuss the meaning of "higher perceived value" as used in that discussion. Finally, please discuss the costs of using a greater percentage of operating revenue for property maintenance and management.

Company's response:
See discussion in subsection *Competition* (pg. 14).
The meaning of "higher perceived value" is explained as "the number of positive subjective benefits as compared to competing properties with similar rental rates" – see last paragraph of subsection *Competitive Strategies* (pg. 15). The same paragraph contains revised discussion regarding maintenance and management budget.

36. We note your response to Question 3(f). Please revise to clarify the number of employees the company anticipates it will have within the next twelve months. Furthermore, please disclose the assumptions made in order to determine the allocated budget for employees on page 19.

Company's response:
The numbers and assumptions are clarified in subsections *Workforce Budget* and *Workforce Projections* (pgs. 19-20).

37. We note your response to Question 3(g). Revise to address whether the company has any specific properties under consideration and the status of any negotiations. Clarify the estimated costs of acquiring the rental properties. Also disclose whether the company has found any sources for the financing required to obtain the properties.

Company's response:
The current status of the property purchase/negotiations, as well as financing, is disclosed in subsection *Current Status* (pg. 24) and *Company's Current Activities* (pg. 12). Costs of acquiring are discussed in subsection *Acquisition Costs* (pg. 25).

38. We note your response to Question 3(i). Please revise to address the nature and extent of governmental regulation on operating residential rental property along with the potential effects upon the company.

Company's response:
The discussion of governmental regulations is revised and amended – see subsection *Influence of Governmental Regulations on Business* (pgs. 20-21).

39. We note your response to Question 3(j). Please revise to indicate the amount of the acquisition fee and reimbursement for legal and accounting expenses that the Manager will receive. Also clarify who was paid the legal and accounting expenses to that are being reimbursed.

Company's response:
Due to Massachusetts state regulations, the Company has eliminated the acquisition (capitalization) fee from the Offering structure and all related disclosures were removed. There are no accounting expenses – the item was provided by the table used for Model A disclosure. All disclosures pertaining to legal fees are located in Distribution Spread table (pg. 2), footnotes 1 and 2 (pg. 9), subsection *Legal Services Disclosure* (pgs. 11-12) and *Legal Services* (pg. 29).

40. Please revise to clarify your statement that "the Company will begin marketing this Offering, soliciting for investments, identifying specific rental properties and completing the acquisitions of the properties when the Offering reached the subscription objective of either the maximum limit of $5,000,000, or as the Manager finds suitable, or until 12 months since the Offering date ... whichever comes first."

Company's response:
The statement was revised and clarified – see last paragraph of subsection *Company is in Development Stage* (pg. 22).

41. We note your disclosure responding the Question 4(a). Please substantially revise your disclosure to discuss in detail the steps needed to acquire, own and manage the residential rental apartments, the timing of those steps, the costs, and the sources of funds, and disclose the expected date of first revenues. Include a discussion of the milestones you have yet to achieve and the specific steps needed to accomplish each milestone. In your discussion, provide a detailed analysis of the costs of each step and how you intend to finance your project. Also address the status of your efforts to accomplish these milestones.

Company's response:
Model B of Form 1-A does not request a Milestones discussion, therefore the Company removed this section from its Model B disclosure.

42. We note that you expect to achieve a stable occupancy level of greater than 90% in as few as three months. Please provide us the basis for this conclusion given that the company has no operations, no operating history and has not applied for a commercial loan. Revise your disclosure as appropriate.

Company's response:
See response to comment 41 above.

43. Your disclosure in response to Question 4(b) on page 23, beginning, "[i]f there is a delay in selecting target properties. . ." appears to be contradictory. Please revise accordingly.

Company's response:
The above statement was revised and corrected – see second paragraph of subsection *Investment Objectives* (pg. 22).

44. We note your statement that "if the factors essential to reduce risk and optimize profitability are not met, the above timeline will be delayed until properties that do meet these criteria are identified." Given the noted statement, please revise your time lines to indicate when you believe the noted milestones will be accomplished.

Company's response:
The statement was removed due to the elimination of the milestone section (see response to Comment 41 above).

<u>*Offering Price Factors, page 25*</u>

45. Please revise your response to Question 7(b). We note that your company was formed in 2011 and is 100% owned by AFA Investments, LLC.

Company's response:
The disclosure pertaining to the above comment is now addressed within section "Security Ownership of Management and Certain Security Holders" (pgs. 28-29).

46. We do not understand your response to Question 8(b). Please advise or revise.

Company's response:
Question 8(b) of Model A disclosure is not applicable to the Company and is not addressed by the Model B disclosure.

Use of Proceeds, page 27

47. Please expand your use of proceeds table to also address the Use of Proceeds given the issuance of $3,000,000 of debt securities.

Company's response:
The table was expanded per above comment (see pg. 9).

48. Please revise footnote one to further disclose the amount of legal fees that will be paid to your CEO/CFO in connection with this offering under both the minimum and maximum scenarios. In addition, revise also your response to Question 10(d).

Company's response:
See response to Comment 39.

49. Please provide additional disclosure about your acquisition fee to AFA Investments, LLC.

Company's response:
See response to Comment 39.

50. We note that you have allocated offering proceeds of $250,000 (maximum offering) or $50,000 (minimum offering) to capital improvement reserves. Please revise to include a footnote explaining how the company expects to employ such funds.

Company's response:
Footnote 5 added (pg. 10).

51. Please tell us how you intend to finance the property acquisition should you only raise the minimum amount in this offering and loans are not available to you, and explain what would happen to the property acquisition should such financing not be available. In addition, describe to us the likelihood that you cannot raise sufficient funds through loans for the property acquisition.

Company's response:
See first paragraph of subsection *Dependency on Funding* (pg. 11).

While the Risk Factor 11 (pg. 4) and cross-references to this risk factor are incorporated accordingly into the Circular, the Company hereby provides further explanation.

The Company will only apply for commercial financing after the Company raises sufficient funds from this offering to provide a 25% down payment on identified properties and additional funds as capital reserves. T The commercial lender will require a proof of funds to verify this fact before underwriting a commercial real estate mortgage. The Company is watching the current lending activity (nationally and in Texas) whereby lenders provide acquisitional financing based on 20% down payments. The Company is planning for a 25% down payment to increase the likelihood of obtaining such financing.

52. We note your statement that "the company has reasonable basis to believe that it will be able to obtain such a commercial real estate loan because the funds raised by this Offering will be used to amount to 25% for the purchase price for a down payment." Please revise to provide the basis for your belief that the company will be able to obtain a commercial real estate loan or revise your disclosure as appropriate.

Company's response:
The revisions were added to the fourth paragraph of subsection *Commercial Real Estate Loan* (pg. 10)

53. We note your disclosure on page 28 that "the company may be able to obtain better terms and the projected profitability will increase from the current financial projections." Revise to provide the basis for your belief that the company may be able to obtain better loan terms than the stated current industry terms.

Company's response:
See revised disclosure in subsection *Loan Terms and Conditions* (pg. 11).

54. Your reference to the risk factors on page 28 appears incomplete. Please revise accordingly. Please also see page 31 and revise your reference to your balance sheet accordingly.

Company's response:
The above reference located before on pg. 28 is now located in last paragraph of subsection *Dependency on Funding* (pg. 11) and the risk factor reference was corrected. The referenced disclosure from pg. 31 of Model A Circular is not relevant to the new Model B Circular, therefore it is eliminated.

55. We note your disclosure in response to Questions 17(a)(6) and (7) relating to a commercial real estate mortgage being a secured interest in the property superior to the interest of the subscribers in this proposed offering. Please add an appropriate risk factor.

Company's response:
The revised and amended disclosure is now located in subsection *Subordination & Priority* (pg. 31), appropriate Risk Factors are cross-referenced.

56. We note your statement that the company does not anticipate having cash flow or liquidity problems. We also note that the company's equity as of August 12, 2011 totals $8,115, that you currently have no operations, and that it appears the company has no outside sources of liquidity. Please revise to clarify how the company anticipates that it will not have any cash flow or liquidity problems within the next 12 months.

Company's response:
See revised and amended statements in the second paragraph of subsection *Risk of Cash Flow and Liquidity Problems* (pg. 23).

57. Clarify your response to Question 12 to address whether the company has any external sources of funding. Also address the effects on the company if the rental cash flow from the property does not provide the cash requirements for the property operations. We may have further comment.

Company's response:
See the last sentence in subsection *Future Need to Raise Funds* (pg. 23).

Description of Securities, page 32

58. Revise to disclose the material terms of the debt securities. In addition, revise to clarify here and in the Projected Schedule of Distributions to Investors on page 49 that there is no guarantee that you will be able to make the referenced "interest distributions. "

Company's response:
The material terms of the securities are disclosed on the Cover page and throughout section "Securities Being Offered" (pgs. 29-31). The required above statement is added at the end of subsection *Distributions* (pg. 30) and in the *Projected Schedule of distributions to Investors* (pg. 34).

59. We note your statement that "the investor's funds are deposited into escrow until the acquisition of the rental properties. " Revise to clarify whether the company will have access to the escrow funds prior to the purchase of rental properties. We may have further comment.

Company's response:
Revised and amended disclosure is located in subsection *Escrow* (pg. 30).

60. Clarify whether the company is required to distribute capital repayments prior to the maturity date.

Company's response:
Subsection *Capital Repayment* (pgs. 30-31) contains the clarification.

61. We do not understand the company's response to Question 17(b) regarding pro forma earnings and pro forma fixed charges. Please advise or revise as appropriate.

Company's response:
The information is not applicable to the Company and not relevant for Model B disclosure, therefore it is removed.

Plan of Distribution, page 34

62. We note your response to Question 25, in particular that the debt securities will include a legend. Please advise us of what the legend state. We may have further comment.

Company's response:
The amended Offering Circular does not state that the securities will bear a legend, however the Exhibit 2.01 (pg. 57) is illustrating the language in the notes that investors will receive.

63. We note your response to Question 27 that the company does not have outstanding shares. We further note your disclosure throughout your offering circular, including your Capitalization table on page 31 and your disclosure regarding principal shareholders on page 41, that you have 8,115 shares of common stock outstanding. Please revise your disclosure accordingly.

Company's response:
The disclosure pertaining to the Question 27 of Model A disclosure is now addressed within section "Security Ownership of Management and Certain Security Holders" (pgs. 28-29).

Officers and Key Personnel of the Company, page 37

64. Please revise this section to indicate the amount of time to be spent on company matters, if less than full time, as required by Questions 29 and 30 or advise. In this regard, we note that Mr. Addivinola, Jr. is currently employed in several other capacities and Ms. Chuvilina is also presently employed elsewhere. We further note the location of operations will not be in the location where the company officers reside.

Company's response:
See subsection *Officers' Involvement in Company's Operations* (pg. 27) for revised disclosure.

65. Please revise to provide all information required by Question 31.

Company's response:
The format of the subject disclosure has changed due to Model A to Model B Circular conversion. However, the Officers' discussion is contained within section "Directors, Executive Officers and Significant Employees" (pgs. 25-28).

Directors of the Company, page 39

66. Please revise your response to Question 33 to address the number of current directors.

Company's response:
The clarification is contained within first paragraph of subsection *Directors and Executive Officers* (pg. 25).

67. Please clarify your response to Question 35(b) by describing what precautions, if any, have been taken by your officers to avoid the stated claims by prior employers.

Company's response:
See first paragraph of subsection *Involvement in Legal Proceedings* (pg. 27) for clarified disclosure.

Principal Stockholders, page 41

68. Revise to clarify the respective ownership of AFA Investments, LLC by Frank Addivinola and Angelica Chuvilina.

Company's response:
The respective ownership is clarified in section "Security Ownership of Management and Certain Security Holders" (pgs. 28-29) among other places.

69. Please revise footnote two to disclose the nature of consideration AFA Investments, LLC gave in exchange for shares of common stock as required by Question 37. In this regard, we note your cross-reference to another location in the offering circular.

Company's response:
The disclosure is located in footnote 1 to table within subsection *Voting Securities and Principal Holders Thereof* (pg. 28).

Management Relationships, Transactions and Remuneration, page 42

70. Please provide the information required by Question 40(b). In this regard, we note that remuneration has been unpaid.

Company's response:
The information requested by Question 40(b) of Model A is not requested by Model B. However, section "Remuneration of Directors and Officers" (pg. 28) discusses this subject.

71. We note that your response to Question 40(c) does not address whether employment agreements exist or whether they are contemplated. Please revise to clarify.

Company's response:
See pg. 17, paragraph following the responsibilities of COO.

72. Please describe any arrangements to assure that Mr. Addivinola, Jr. and Ms. Chuvilina will remain with the company and not compete upon termination, as required by Question 42.

Company's response:
While Model B does not specifically address this question, the Company asserts that, based on the fact that the officers are ultimately the beneficial owners of the Company (a fact disclosed multiple times throughout the Circular), it is evident that the Officers have a material interest in the Company and would not terminate their engagement with the Company.

Miscellaneous Factors, page 44

73. We note that you intend to retire the investors' debt at the end of the six years following the closing of the offering. However, the impact of this is unclear. For instance, it is unclear whether investors must accept the return of their investment at this time and the tax implications to them. We are unable to locate disclosure in the Subscription Agreement that notifies potential investors of this fact.

Company's response:
Subsection *Maturity* (pg. 30) contains the clarifications to this issue. Also, section Maturity of Subscription Agreement (Exhibit 3.01, pg. 60).

Financial Statements
Balance Sheet as of August 12, 2011
Owner's Equity, page 45

74. It appears that the summation of the balances presented within Owner's Equity does not total to $8,115. Please clarify or revise.

Company's response:
The balance sheet has been revised and amended (see pg. 33).

75. We note the presentation of your projections for rental cash flow, operating expenses and net operating income for a period of six years. Considering the fact that to date you have not acquired a multifamily rental property, such acquisition is based on your offering and you currently have no operations, please provide us with a basis for including these projections in your filing or revise to remove them. For information on the Commission's policy on projections, refer to Item 10(b) of Regulation S-K.

Company's response:
The financial projections pertaining to cash flow, operating expenses and net operating income of the properties are removed per above comment.

Management's Discussion and Analysis of Certain Relevant Factors, page 50

76. Please provide a response to Question 50.

Company's response:
Question 50 of Model A is asking about foreign sales of the Company for last fiscal year. The Company has not conducted operations as of date and all future revenues of the Company will come from domestic sales because the Company's properties will be located in the U.S.

However, the amended version of the Circular does not address this information because Model B does not specifically requires to provide this information.

Exhibits

77. Revise to file the instrument defining the rights of the holders of the debt securities being issued. We may have further comment.

Company's response:
The instrument is filed as Exhibit 2.01 (pg. 57).

78. Please file an opinion as to the legality of the debt securities covered by the offering statement. In this regard, we do not see one listed in your Exhibits Table of Contents on page 54. See Item 2(11) of Part III of Form 1-A. We may have further comment.

Company's response:
The legality opinion is filed as Exhibit 5.01 (pg. 75).

79. We note that Exhibit E – Escrow Agreement does not appear to be an escrow agreement with the Eastern Bank. Please file the escrow agreement or advise us as appropriate.

Company's response:
The Escrow Agreement with Century Bank is filed as Exhibit 4.01 (pgs. 71-74).

Signatures

80. We note that this offering statement has been signed by Mr. Addivinola, Jr. in his capacity as CEO. Please note that the offering statement must also be signed by the company's CFO and a majority of the members of its board of directors or governing body. Please revise your signatures and titles, accordingly.

Company's response:
The amended Offering Circular is signed by Mr. Addivinola, Jr. in his capacities as CEO, CFO and Director, and by Ms. Chuvilina in her capacities as COO and Director (see Signatures pg. 85).


The Issuer:
Texaplex Properties, LLC

Signed by:


_____
Frank J. Addivinola, Jr., CEO, CFO, Director

_____
Angelica Chuvilina, COO, Director